FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated April 5, 2005.
2.	Press release dated April 7, 2005.
3.	Press release dated April 7, 2005.
4.	Press release dated April 11, 2005.
5.	Press release dated April 12, 2005.
6.	Press release dated April 13, 2005.
7.	Press release dated April 20, 2005.
8.	Press release dated April 25, 2005.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 29, 2005
ARM HOLDINGS PLC

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

ITEM 1

ICC OFFERS JAVA-OPTIMIZED ARM PROCESSOR-BASED PLATFORM TO
FABLESS CONSUMER ELECTRONICS DESIGNERS

ARM926EJ processor and ETM9 debugging technology will increase Java performance and time-to-market of consumer devices

SHANGHAI, CHINA AND CAMBRIDGE, UK – Apr. 5, 2005 – Shanghai Research Center for IC Design (ICC), the first Chinese IC design industrial center, and ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that ICC has licensed the Java-optimized ARM926EJ-S™ processor and the Embedded Trace Macrocell™ (ETM9™) on-chip debug peripheral. Through the ARM® Foundry Program, the agreement will enable ICC to provide Chinese fabless companies and universities with ARM technologies to design advanced ARM Powered® system-on-chip (SoC) solutions for high-end consumer electronics and communication devices.

The ARM926EJ-S processor features ARM Jazelle® technology and Thumb® instruction set to provide compliant devices, much faster Java application performance and an excellent code-density with limited power and cost penalties. It also includes 16-bit fixed point DSP instructions to enhance performance of many signal processing algorithms and applications applied for multimedia decoding. The ETM9 solution provides comprehensive debug and trace facilities for ARM processor cores.

“With increased demand for advanced consumer electronics, engineers are required to design more complex SoC solutions. The ARM926EJ-S processor is an ideal choice for this purpose,” said Mr. Wang Ye, vice director of ICC. “This licensing agreement will enable ICC and ARM to help Chinese fabless companies design such solutions for high-end applications at a low cost by the means of government-sponsored Incubating Service.”

“ICC first licensed the ARM7TDMI® processor in 2003 to help Chinese incubated companies design SoC solutions for low-end consumer electronics,” said Dr. Jun Tan, president of ARM China. “This new license agreement is an extension of ARM’s already strong relationship with ICC and will further enable Chinese fabless companies to meet the growing demand for high-end solutions serving the consumer electronics market.”

ICC will offer the ARM926EJ-S processor-based design platform within Q2 2005.

About ICC

Shanghai National Integrated Circuit Design Industrial Center (ICC) is the first specialized IC design industrialization center in China. It was set up and authorized by Science & Technology Ministry, PRC and Shanghai Municipality on 21st, Feb, 2000. The Center provides the following services: SoC Design Enviroment, IC talents training & evaluation, MPW, EDA tools, testing verification and information. The Center supports and serves the enterprises in it, meanwhile radiates services for the development of the IC industry in the whole China mainland, especially in Yangtze Delta Area. For more information, please visit http://www.icc.sh.cn.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, ARM Powered. ARM7TDMI, Jazelle and Thumb are registered trademarks of ARM Limited. ARM926EJ-S, Embedded Trace Macrocell and ETM9 are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM”' is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 996 4141

Niall O’Malley	Michelle Spencer
Text 100	ARM
+44 208 996 4143	+44 1628 427780
londonarm@text100.co.uk	michelle.spencer@arm.com

ITEM 2

CHIPNUTS TECHNOLOGY TO DESIGN POWER-EFFICIENT MOBILE PHONE
MULTIMEDIA CHIP SETS BASED ON ARM PROCESSORS
Chipnuts chooses ARM7TDMI and ARM926EJ-S processors for mobile multimedia processor design

SHANGHAI, CHINA AND CAMBRIDGE, UK – Apr. 7, 2005 – Chipnuts Technology (Shanghai), Inc., a leading Chinese fabless integrated circuit design company, and ARM [(LSE: ARM); (Nasdaq: ARMHY)], today announced that Chipnuts has licensed the ARM7TDMI® processor and ARM926EJ-S™ processor through the ARM® Foundry Program for its next-generation mobile multimedia chipset solutions. Chipnuts will design both low- and high-end power efficient multimedia chip sets, based on the ARM7TDMI processor and the ARM926EJ-S processor.

The Thumb® instruction set-integrated ARM7TDMI processor provides an optimized combination of performance, power and area characteristics. It is ideal for low-end mobile handsets running multimedia applications. The ARM926EJ-S processor incorporates ARM Jazelle® Java acceleration technology, DSP instruction extensions and the Memory Management Unit (MMU) to enable designers to develop systems with high performance and rich application features. These capabilities are ideal for the development of next-generation smart phones, PDAs and multimedia decoding devices.

“ARM is the architecture of choice for the digital world, and the ARM7TDMI and ARM926EJ-S processors are proven embedded CPU cores for mobile multimedia applications,” said Mr. David Hu, chairman, CEO and founder of Chipnuts. “By licensing industry-leading ARM technology, we can develop better solutions for our customers to deliver a more enriching multimedia experience on mobile handsets for consumers.”

“Since opening the ARM office in Shanghai in 2002, 21 Chinese Partners have licensed ARM technologies, leveraging the technical benefits of the ARM architecture and the rich resources of the ARM Connected Community,” said Dr. Jun Tan, president of ARM China. “This partnership further strengthens Chipnuts’ ability to develop market-leading solutions to meet the strong consumer demand for both high- and low-end mobile handsets.”

About the ARM Connected Community

The ARM Connected Community is a global network of companies aligned to provide a complete solution, from design to manufacture to end use, for products based on the ARM architecture. ARM offers a variety of resources to community members, including promotional programs and peer-networking opportunities that enable ARM Partners to jointly provide end-to-end customer solutions.

About Chipnuts

Chipnuts Technology (Shanghai), Inc. (Chipnuts) was formed in September, 2003. Taking advantage of a talented and experienced management and engineering team, as well as leveraging the wealth of semiconductor supply chain partners in Shanghai, Chipnuts' mission is to become the leading developer and provider of highly integrated, low-power, best price-performance mobile multimedia System-on-Chip solutions. More information on Chipnuts is available at http://www.chipnuts.com.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, Thumb, Jazelle and ARM7TDMI are registered trademarks of ARM Limited. ARM926EJ-S is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 996 4141

Niall O’Malley	Michelle Spencer
Text 100	ARM
+44 208 996 4143	+44 1628 427780
londonarm@text100.co.uk	michelle.spencer@arm.com

ITEM 3

ARM Holdings plc
cordially invites you to participate in a

CONFERENCE CALL
on Tuesday 19 April, 2005
following the 7.00am announcement of
its Q1 Results Statement
(The press release will be available after 8.00am from www.arm.com)

Hosted by:

     Sir Robin Saxby, Chairman
Warren East, Chief Executive Officer
Tim Score, Chief Financial Officer

Time:
1.30pm BST
2.30pm CET
8.30am EDT

Dial In Numbers:

UK/Continental Europe Dial-in Number:     +44 20 7081 7175
US Participants Dial in number:                 +1 866 432 7186

There will also be a live simultaneous audio webcast available at www.arm.com

If you cannot attend, you can listen to a taped recording which will be available approximately 1 hour after the call ends for 5 days.

UK/Continental Europe	+44 20 7081 9440 (Account Number: 130866 Recording Number: 567858)
US	+1 866 717 8634 (Account Number: 130866 Recording Number: 567858)

If you have any queries, please contact: Anna Bateman Financial Dynamics Tel: +44 20 7831 3113 Anna.bateman@fd.com

ITEM 4

ARM ANNOUNCES FREE PROCESSOR ACCESS VIA WEB DISTRIBUTION

Breakthrough business model extends existing ARM Foundry Program and provides instant ARM7TDMI processor access to thousands of design teams worldwide

CAMBRIDGE, UK – Apr. 11, 2005 - ARM [(LSE:ARM)]; (Nasdaq:ARMHY)], today announced its new DesignStart™ program, which will provide developers with access to the ARM7TDMI® processor for the TSMC, UMC, SMIC and Chartered Semiconductor process technologies. This program will use the web channel developed for its Artisan® physical IP products to distribute the DesignStart kit for the ARM7TDMI processor online at no charge. This will enable design teams to gain instant access to ARM IP, allowing them to rapidly design and validate their system-on-chip (SoC) designs.

“Semiconductor designers at fabless start-up companies are looking to gain access to ARM® technology in the easiest, most flexible manner possible,” said Neal Carney, VP Marketing at ARM. “The ARM DesignStart program successfully leverages the existing ARM Artisan channel, extending the reach of ARM microprocessor IP to a vast range of designers across the globe and in particular should accelerate time-to-market for start-up companies This program is the first innovative business model to result from the ARM acquisition of Artisan.”

The ARM DesignStart program will help provide design teams with the ability to target emerging applications, improve the success of their projects and reduce development time and costs by gaining access to ARM technology in the earliest stages of their projects.

The new program significantly extends the existing ARM Foundry Program. The web-based design kits enable engineers to complete the design process all the way through chip-level verification. Once the design is finished and ready for fabrication, a single-use design license can be purchased to receive a full set of deliverables and thus enable tape out and manufacture at any of the supported foundries.

Availability

ARM7TDMI processors from the respective foundries are currently available as part of the DesignStart program in advanced 0.18 -micron CMOS process technology.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and ARM7TDMI are registered trademarks of ARM Limited. DesignStart is a registered trademark of ARM Limited. Artisan Components and Artisan are registered trademarks of ARM Physical IP, Inc., a wholly owned subsidiary of ARM. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:
ARM PRESS OFFICE: +44 208 996 4141
Niall O’Malley	Michelle Spencer
Text 100	ARM
+44 208 996 4143	+44 1628 427780
londonarm@text100.co.uk	michelle.spencer@arm.com

ITEM 5

ESPICO TO OFFER AUDIO CODECS THAT RUN ON ARM OPTIMODE
EMBEDED SIGNAL-PROCESSING DATA ENGINES

Companies to collaborate on complete solutions for portable audio players

MONMOUTHSHIRE, UK AND CAMBRIDGE, UK– Apr. 12, 2005 – ESPICO Ltd., and ARM [(LSE: ARM); (Nasdaq: ARMHY)], today announced that ESPICO has been chosen by ARM to be a lead software Partner for the ARM® OptimoDE™ Framework when used for audio applications. ESPICO will develop and market a variety of standards-based audio software codecs that will be optimized to run on OptimoDE embedded signal-processing data engines. As part of the agreement, ESPICO will license the OptimoDE Framework. The OptimoDE Framework for audio enables easy and rapid design of configurable VLIW-style processors whose micro-architectures are finely tuned to specific application domains, resulting in highly efficient processing and very low power.

Today’s announcement is part of ARM’s program of partnering with media software and hardware companies to enable consumer electronics manufacturers to bring differentiated products to market quickly and with low risk. Together, the companies will offer complete solutions for OEMs developing embedded systems for portable audio devices, satisfying their requirements for long battery life and the ability to play music files in multiple audio formats.

“The successful business model for future generations of consumer electronics companies will be collaboration,” said Tom Cronk, general manager, Data Engines, ARM. “Global alliances have always been key to ARM’s success. As ARM rolls out its new partnerships, systems companies will have a wealth of highly specific, vertical solutions from which to choose.”

“This agreement between ESPICO and ARM enables both companies to focus on our core competencies and stay at the leading edge of our areas of expertise,” said Cliff Parris,

CEO, ESPICO. “In this way, we bring a more complete, technically superior offering to our customers, quickly.”

About OptimoDE Data Engines

ARM OptimoDE data engine technology is licensable intellectual property with an associated tool environment. OptimoDE technology is a configurable VLIW-styled architecture targeted at high-performance embedded signal processing applications. The tool environment enables the designer to configure and extend the type and number of data path resource units. The size and topology of local storage and the level of interconnect are also fully configurable. OptimoDE data engines are programmed in either C or C++ and are provided with a sophisticated C compiler and profiling analysis tools.

About ESPICO

ESPICO Ltd., supply DSP software and DSP software consultancy services to the electronics industry. ESPICO Ltd., provides a range of products and services that allows its clients to bring better products to the market sooner. More information on ESPICO is available at http://www.espico.com/index.htm.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

Safe Harbor Statement

This press release contains forward-looking statements, including statements regarding ESPICO’s plans to develop and market audio software codecs optimized for ARM’s OptimoDE data engines. These statements are subject to various risk factors including, without limitation, technical or other difficulties in the introduction, release and use of ESPICO’s audio software codecs, and market acceptance of ESPICO’s audio software codecs and ARM’s OptimoDE data engines. More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 including (without limitation) under the captions, “Risk Factors” and "Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.”

ARM is a registered trademark of ARM Limited. OptimoDE is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM”' is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

ITEM 6

MAGMA AND ARM ANNOUNCE COMPREHENSIVE, LOW-POWER
IMPLEMENTATION SOLUTION FOR LOW-POWER SOC DESIGNS

Fully automated implementation solution supports designs with multiple supply voltages and leakage management, including MTCMOS power gating, using Magma’s Blast Power

SANTA CLARA, Calif., AND CAMBRIDGE, UK – April 13, 2005 – Magma® Design Automation Inc. (Nasdaq: LAVA), a provider of chip design solutions, and ARM [(LSE:ARM); (Nasdaq:ARMHY)], today announced the availability of a complete RTL-to-GDSII, low-power implementation solution for system-on-chip (SoC) designs. The solution uses Magma’s Blast Power™ product to enable designers to create a single integrated implementation that provides significant power reduction when the SoC is in asynchronous mode, while maintaining optimal performance when operating synchronously.

This low-power extension to the existing ARM-Magma reference methodology utilizes Magma’s Blast Power to implement a number of power reduction techniques. These include support for designs with multiple supply voltage domains, concurrent multi-VT optimization, power gating with MTCMOS, clock gating and multi-mode analysis and optimization. In addition, Blast Rail™ has been incorporated to provide static, dynamic and transient power and voltage drop analysis. The presence of multiple voltage islands in the design is handled automatically with physically aware level shifter and isolation cell insertion coupled with automatic power grid synthesis and voltage domain-based optimization.

This solution has been enabled with an ARM® Metro™ standard cell library and provides customers with the ability to rapidly implement low-power designs with minimal manual intervention, thereby significantly reducing time-to-market for power sensitive SoC designs.

“A complete, low- power implementation solution is critical to our customer’s success,” said Neal Carney, vice president of marketing, ARM Physical IP. “By enabling Magma to develop a comprehensive low-power solution with our IP products, we are together ensuring the success of our mutual customers by enabling the rapid implementation and deployment of advanced, energy efficient IP.”

“Magma has been working with key customers for several years to develop a comprehensive low-power solution,” said Premal Buch, general manager Magma’s Design Implementation Business Unit. “Magma’s integrated flow lends itself well to enabling the power versus timing versus area tradeoffs throughout the RTL-to-GDSII flow. We are seeing a clear momentum from our customers toward adopting this solution to help meet the needs of their low-power designs, especially at 90 nanometers and even more advanced processes.”

“Magma is pro-active in developing a total solution ahead of designers’ needs,” said Michael Ma, vice president, Foundry and IP Relationships at Magma. “This implementation flow with the ARM Metro low-power library continues our drive to enable designers to tackle 90-nanometer and newer design challenges.”

Availability

Blast Power, Blast Rail and the low-power design methodology are available from Magma.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com/.

About Magma Design Automation

Magma provides leading software for designing highly complex integrated circuits while maximizing Quality of Results with respect to area, timing and power, and at the same time reducing overall design cycles and costs. Magma provides a complete RTL-to-GDSII design flow that includes design planning, prototyping, synthesis, place & route, and signal and power integrity chip design capabilities in a single executable, offering “The Fastest Path from RTL to Silicon”™. Magma’s software also includes products for advanced physical synthesis and architecture development tools for programmable logic devices (PLDs); capacitance extraction; and characterization and modeling. The company's stock trades on Nasdaq under the ticker symbol LAVA. Visit Magma Design Automation on the Web at www.magma-da.com.

ENDS

FORWARD-LOOKING STATEMENTS:
Except for the historical information contained herein, the matters set forth in this press release, including statements about the features and benefits of Magma’s system and ARM’s low power processor solutions, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially including, but not limited to, Magma’s and ARM’s decision to continue working together, abilities to keep pace with rapidly changing technology and each company’s products abilities to produce desired results. Further discussion of these and other potential risk factors may be found in Magma’s latest filings with the Securities and Exchange Commission on form 10-K, and any subsequent updates thereto on form10-Q. These forward-looking statements speak only as of the date hereof. Magma disclaims any obligation to update these forward-looking statements.

ARM is a registered trademark of ARM Limited. Metro is a trademark of ARM Limited. Artisan is a trademark of ARM Physical IP, Inc. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Magma is a registered trademark, and Blast Power, Blast Rail and “The Fastest Path from RTL to Silicon,” are trademarks of Magma Design Automation. Other products and trademarks are owned by their respective companies.

CONTACTS:
Magma Design Automation Inc.	ARM

Maxine Bingham	Michelle Spencer
Marketing Communications	ARM Corporate Communications
(408) 565-7631	Tel: +44 1628 427780
maxine@magma-da.com	Michelle.Spencer@arm.com

ITEM 7

VANGUARD SELECTS ARM ARTISAN PHYSICAL IP SOLUTIONS

HSINCHU, TAIWAN AND CAMBRIDGE, UK – Apr. 20, 2005 – Vanguard International Semiconductor Corporation (VIS), a leading specialty IC foundry service provider, and ARM [(LSE:ARM); (Nasdaq:ARMHY)], today announced VIS has licensed the ARM® Artisan® Physical IP products to support VIS’ 0.25 -micron CMOS process. This first license agreement between VIS and ARM will provide thousands of worldwide design teams using Artisan IP access to solutions optimized for VIS’ IC manufacturing services. These IP solutions will help customers meet their design and foundry requirements as well as shorten their time-to-market.

VIS offers a wide range of process technologies, including logic, mixed-signal, analog, high voltage, low power, CMOS RF, flash, embedded memory and Bipolar CMOS DMOS (BCD). VIS currently has a capacity of more than 55,000 eight-inch wafer output per month and its generic and highly specialized processes comply with the requirements for the automotive, industrial, communication, consumer and PC industries.

The licensed ARM IP products include the Artisan advanced memory generators and SAGE-X™ Standard Cell Library. The IP conforms to the Artisan design standard including the Artisan extensive set of views and models delivered with industry leading EDA tools. Additionally, the agreement provides for ARM to distribute its VIS-based IP under its Artisan Access Library Program on a worldwide basis at no charge to licensed design teams.

“VIS is committed to becoming the world’s leading customized specialty IC manufacturing foundry,” said Daniel Chen, VIS’ vice president, general counsel. “Collaborating with IP partners like ARM enables us to further provide cost-effective and value-added solutions to help meet our mutual customers’ IC manufacturing needs.”

“VIS and ARM are dedicated to providing customers with advanced SoC design solutions,” said Mark Templeton, president and chief strategy officer of ARM, Inc. “This agreement will expand the proliferation of our technologies and enable our mutual customers to utilize the full potential of the ARM Artisan physical IP with Vanguard’s highly respected manufacturing capability.”

Product Availability

Front-end and complete views of the Artisan memory generators and SAGE-X Standard Cell for Vanguard’s 0.25 -micron process are immediately available on ARM’s website at www.artisan.com for licensed design teams to download at no charge.

About Vanguard International Semiconductor Corporation

Vanguard International Semiconductor Corporation is a leading specialty IC foundry service provider. Founded in 1994 and headquartered in Hsinchu Science Park, Taiwan, the Company specializes in IC manufacturing services such as Mask-ROM, High Voltage Devices, CMOS Imaging Sensors, Flash and Mixed-Mode processes. The Company's common stock is traded on the Taiwan Over-the-Counter (OTC) Stock Exchange under the code of “5347.” For more information, please visit VIS’ web site at www.vis.com.tw.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

Safe Harbor Statement

This press release contains forward-looking statements, including, without limitation, features and performance of the ARM Artisan products for VIS’s 0.25 -micron process and statements regarding the impact or benefit of such products. These statements are subject to various risks and uncertainties, including, but not limited to, technical or other difficulties that affect the performance of such products and market acceptance of such 0.25 -micron library products. More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is on file with the Securities and Exchange Commission (the "SEC") and available at the SEC’s website at www.sec.gov.

ARM is a registered trademark of ARM Limited. SAGE-X is a trademark of ARM Limited. Artisan and Artisan Components are trademarks of ARM Physical IP, Inc. All other brands or product names are the property of their respective holders. “ARM”' is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

VIS Contact:
Michelle Chang
Vanguard International Semiconductor Corporation
886-3-5770355 ext. 1900 or 1901
FAX: 886-3-5773504
ijchang@vis.com.tw

ARM Contact:
Claudia Natalia
ARM
+408 548 3172
claudia.natalia@arm.com

Molly Taylor
Text 100
+415 593 8454
mollyt@text100.com

ITEM 8

CELESTIAL SEMICONDUCTOR LICENSES ARM PROCESSOR TO MEET
STRONG DEMAND FOR NEXT-GENERATION TV STANDARDS

ARM technologies will enable designers to speed development of AVS1-based chipsets for next generation HDTV, DTV and STB offerings

BEIJING, CHINA AND CAMBRIDGE, UK – Apr. 25, 2005 – Celestial Semiconductor (Celestial), a fast growing company focusing on delivering solutions for the Chinese AVS standard, and ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that Celestial has licensed a full range of ARM® technologies for its system-on-chip (SoC) solutions for televisions: the ARM926EJ-STM processor, the Embedded Trace Macrocell™ (ETM9™) on-chip debug peripheral and the ARM® PrimeCell® Smart Card Interface (PL131). Combined, these technologies will enable Celestial to easily and cost-efficiently develop next-generation ARM Powered® codec chipsets and media processors for the high growth home applications such as HDTV, DTV and STB, including the support of the Audio Video Coding Standard Working Group of China (AVS) standard.

“As ARM is the most widely-used architecture, the ARM926EJ-S processor – with its strong Java performance and multimedia signal processing – is ideal for our codec chipset and media processor design,” said Mr. Daniel Fu, founder and CTO of Celestial. “This agreement will help us significantly reduce our time-to-market in delivery of standard-compliant SoCs for applications such as HDTV, DTV and STB, enabling us to meet the strong consumer demand for these applications.”

“Meeting the strong demand for SoC standards to serve the HDTV, DTV and STB markets is a tremendous challenge for consumer electronics designers,” said Dr. Jun Tan, president of ARM China. “Through the ARM Foundry Program, we are able to provide Celestial with industry-leading technology and an unmatched level of resources through our ARM Connected Community, enabling the rapid development of AV codec chipsets to deliver a much richer television experience for consumers.”

About Celestial

Celestial Semiconductor Inc. (Celestial) was founded by a group of leading pioneers in the world-wide semiconductor industry, which combines top technical and business expertise in

1 Audio Video Coding Standard Working Group of China

all major parts of the industry. Leveraging on its top level in-house expertise in digital video/audio signal processing, network/communication, analog/mixed signal, RF and other design fields, the company offers advantageous design solutions to its customers. Celestial has established R&D centers in both Beijing, China and Silicon Valley, USA. More information on Celestial is available at http://www.celestialsemi.com.cn.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About AVS

Audio Video Coding Standard Working Group of China (AVS) was approved and established by the Science and Technology Department of Ministry of Information Industry in June 2002. More information on AVS is available at http://www.avs.org.cn.

ENDS

Safe Harbor Statement

This press release contains forward-looking statements, including statements regarding Celestial’s plans to use ARM’s technologies to help develop next-generation codec chipsets and media processors for HDTV, DTV and STB applications. These statements are subject to various risk factors including, without limitation, technical or other difficulties in the introduction, release and use of the Celestial products incorporating ARM technology, market acceptance of such Celestial products, and risks and uncertainties attendant to any new product offering. More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of

Operations,” which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.”

ARM, ARM Powered, PrimeCell and Jazelle are registered trademarks of ARM Limited. ARM926EJ-S, Embedded Trace Macrocell and ETM9 are trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 996 4141

Niall O’Malley	Michelle Spencer
Text 100	ARM
+44 208 996 4143	+44 1628 427780
londonarm@text100.co.uk	michelle.spencer@arm.com